Form 51-102F3
Material Change Report

Item 1                                 Name and Address of Company

MAG SILVER CORP. (the “Issuer”)
328 – 550 Burrard Street
Vancouver BC, V6C 2B5
Telephone:  (604) 630-1399  Facsimile:  (604) 484-4710

Item 2                                 Date of Material Change

December 21, 2007

Item 3                                 News Release

The Issuer issued a news release at Vancouver, British Columbia on 21 December 2007 through Marketwire.

Item 4                                 Summary of Material Change

MAG & PEÑOLES ANNOUNCE THE FORMATION OF MINERA JUANICIPIO S.A. DE C.V.

Vancouver, B.C….MAG Silver Corp. (TSX: MAG) (AMEX: MVG) (“MAG”) and Industrias Peñoles S.A.B. DE C.V. (“Peñoles”) are pleased to announce that “Minera Juanicipio S.A. DE C.V.” (Minera Juanicipio) has been incorporated in Mexico as the legal entity to operate the Juanicipio Joint Venture. The shareholders of the company are: Industrias Peñoles S.A.B. DE C.V. which will hold a 56% interest in Minera Juanicipio; and MAG Silver Corp. which will hold a 44% interest in Minera Juanicipio through its wholly owned subsidiary Minera Los Lagartos S.A. DE C.V. Peñoles and MAG are now participating in the project as joint partners and will fund expenditures on a pro rata basis, with Peñoles contributing 56% and MAG 44% respectively. Peñoles maintains its position as operator of the project and will present annual exploration and development programs to the board of Minera Juanicipio for joint approval going forward.

Item 5.1                       Full Description of Material Change

Please see the Issuer’s news release dated 21 December 2007 (NR#07-35) for a full description of the material change.

Item 5.2                       Disclosure for Restructuring Transactions

Not applicable.

Item 6                                 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7                                 Omitted Information

Not applicable.

Item 8                                 Executive Officer

For further information, contact Dan MacInnis, President and CEO of the Issuer, at (604) 630-1399.

Item 9                                 Date of Report

Dated 21 December 2007